SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Contatos	Paulo Roberto Cruz Cozza Chief Financial Officer and Director of Investor Relations
	Joana Dark Fonseca Serafim Investor Relations 55 (41) 9968-3685 / 312-6862 jserafim@timsul.com.br Website http://www.timsulri.com.br	Rafael J. Caron Bósio Investor Relations 55 (41) 9913-0426 / 312-6862 rbosio@timsul.com.br

TELE CELULAR SUL AND TELE NORDESTE CELULAR ANNOUNCE MERGER

Merger enhances liquidity of the stock and creates one of the three largest wireless companies listed in the Bovespa Stock Exchange, in terms of market capitalization.

Curitiba (PR) and Jaboatão dos Guararapes (PE), May 31, 2004 – Tele Celular Sul Participações S.A. (TSU) and Tele Nordeste Celular Participações S.A. (TND), both controlled by TIM Brasil Serviços e Participações S.A., have issued a Material Fact Notice informing that their Boards of Directors approved today the execution of an Agreement and Justification for Merger under which TND will be merged into TSU.

The new holding company will be one of the three largest wireless companies listed in the Brazilian stock exchange in terms of market value, and will hold controlling stakes in wireless operators TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. TIM Nordeste operates in the states of Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí. TIM Sul operates in the states of Paraná, Santa Catarina and in the region of Pelotas (RS).

The merger aims at integrating the operations of both companies, which are both controlled by TIM Brasil, and at taking advantage of benefits resulting from operating and administrative synergies. The merger will also enhance liquidity of the stock, making the company more attractive to institutional investors and benefiting shareholders in general.

The merger shall respect the rights of minority shareholders, who will exchange their TND shares for the shares of the incorporating entity TSU, in accordance with the exchange ratio set out in the Material Fact Notice. The shares of TSU and TND are traded in the São Paulo Stock Exchange and both companies have ADRs (American Depositary Receipts) traded in the New York Stock Exchange.

The merger was reported to the CVM (Brazilian Securities Commission) and to the Securities and Exchange Commission (SEC). The merger shall be filed with the SEC within the next few days. A new Material Fact Notice will be issued stating further details of the merger. Extraordinary Shareholders’ Meetings of TND and TSU will be convened, at which point the details of the merger will be discussed.

TIM has engaged Goldman, Sachs & Co. to provide advisory on the structuring of the merger. Bank ABN AMRO was engaged as the independent appraiser to provide economic valuations of TSU and TND.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: May 31, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer